Exhibit 99.24

BITFARMS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS & MANAGEMENT INFORMATION CIRCULAR

June 29, 2020 at 9:00 a.m. (Toronto time)

Offices of Peterson McVicar LLP Suite 902, 18 King Street West
Toronto, ON M5C 1C4

BITFARMS LTD.

1376 Bayview Ave, Unit 1
Toronto, Ontario M4G 3A1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”) will be held at the offices of Peterson McVicar LLP located at Suite 902, 18 King Street West Toronto, ON M5C 1C4 on June 29, 2020, at 9:00 a.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

(a)	to receive the Corporation’s financial statements for the year ended December 31, 2019 and the report of the auditors thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to appoint the auditors and to authorize the directors to fix their remuneration; and

(d)	to transact such further and other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The board of directors (the “Board”) has fixed May 20, 2020 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

In an effort to mitigate the risks associated with COVID-19, and to preserve the health and safety of our communities, shareholders, employees and other stakeholders, we are inviting Shareholders to participate in the Meeting by dialling in to our conference line at: (+1) (800) 747-5150 (Toronto) or (+1) (800) 747-5150 (North America – Toll Free), followed by the Conference ID 3840022. Participants should dial in at least ten (10) minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Common Shares prior to the meeting.

Voting

All Shareholders may attend the Meeting in or person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be deposited with TSX Trust Company by mail delivery at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly-completed form of proxy must be received prior to 9:00 a.m. (Toronto time) on June 25, 2020 (the “Proxy Deadline”), or be deposited with the Secretary of the Corporation before the commencement of the Meeting or of any adjournment thereof. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Shareholders are reminded to review the Circular before voting.

DATED this 20th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors

BITFARMS LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Bitfarms Ltd. (the “Corporation”) of proxies to be used at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (“Common Shares”) to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, e-mail or in person. These persons will receive no compensation for such solicitation, other than their ordinary salaries or fees. The total cost of solicitation of proxies will be borne by the Corporation. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. See “Appointment and Revocation of Proxies – Notice to Beneficial Holders of Shares” below. The Corporation will provide, without cost to such person, upon request to the Secretary of the Corporation, additional copies of the foregoing documents for this purpose.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

In light of the global pandemic caused by COVID-19, the Corporation is inviting Shareholders to participate in the Meeting by dialling in to our conference line at: (+1) (800) 747-5150 (Toronto) or (+1) (800) 747-5150 (North America – Toll Free), followed by the Conference ID 3840022. Participants should dial in at least 10 minutes prior to the scheduled start time and ask to join the call. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location; however, Shareholders who do not complete and delivery a form of proxy or voting instruction form, as applicable, will be unable to vote over the conference line. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We highly recommend Shareholders vote their Common Shares prior to the meeting in accordance with the instructions set out in this Circular.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation’s financial statements are reported in United States dollars, the functional currency. In this Circular, unless otherwise indicated, all dollar amounts (“$” or “C$”) are expressed in Canadian dollars and references to “US$” or “US” are to United States dollars.

Except where otherwise indicated, the information contained herein is stated as of May 20th, 2020.

Electronic copies of this Circular, financial statements of the Corporation for the year ended December 31, 2019 (the “Financial Statements”) and management discussion and analysis for 2019 (the “MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com.

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge by contacting TSX Trust Company at the same toll-free number or upon request to the Secretary of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder who does not plan on attending the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to TSX Trust Company: (i) by mail delivery to 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3; or (ii) by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 9:00 a.m. (Toronto time) on June 25, 2020 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder’s Common Shares are to be voted.

Shareholders who are not registered shareholders of the Corporation should refer to “Notice to Beneficial Holders of Common Shares” below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with TSX Trust Company at any time up to 5:00 p.m. (Toronto time) on June 25, 2020: (i) by mail delivery to Suite 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3; or, (ii) by facsimile to (416) 595-9593, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

The information set out in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name in the records of the Corporation. Those Common Shares will most likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders under applicable securities regulations for purposes of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and requests for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Canadian securities laws restrict the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the proxy-related materials for use in connection with the Meeting (the “Meeting Materials”) directly to NOBOs and indirectly to OBOs. NI 54-101 allows the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and to use such NOBO list for the purpose of distributing the proxy materials directly to, and seek voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. The Corporation intends to pay for intermediaries to deliver the Meeting Materials to the OBOs.

Applicable securities regulations require intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings on Form 54-101F7. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form in lieu of a form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which will tabulate the results and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or any adjournment thereof.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered shareholders of the Corporation unless specifically stated otherwise.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares without par value. As at the date hereof, there are 84,624,980 Common Shares issued and outstanding and nil Class A Preferred Shares outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed the close of business on May 20, 2020 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such Record Date and who have produced properly endorsed certificates evidencing such Common Shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares, other than as set out below:

Name of Shareholder	Number of Common Shares(2)(3)	Percentage of Common Shares(2)(3)
Emiliano Joel Grodzki	11,820,772	13.97%
Nicolas Bonta	11,210,706	13.25%
Mathieu Vachon	8,484,403(1)	10.03%

Notes:

(1)	The Common Shares of Matthieu Vachon are partially held by 9264-2644 Québec Inc. of which Mathieu Vachon is the sole beneficial shareholder; 4,450 Common Shares are held by Mathieu Vachon directly.
(2)	On a non-diluted basis.
(3)	The information as to Common Shares beneficially owned, controlled, or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the Shareholder listed above.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.       Receipt of Financial Statements

The financial statements of the Corporation for the fiscal year ended December 31, 2019 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal year ended December 31, 2019 will not constitute approval or disapproval of any matters referred to therein.

2.       Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of one (1) and a maximum of ten (10) directors. The Board currently consists of five (5) directors. At the Meeting, Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing the six (6) persons named below. Emiliano Grodzki, Nicolas Bonta, Pierre Seccareccia, Brian Howlett, and Geoffrey Morphy are incumbent directors and will be proposed for re- election as directors of the Corporation. Mathieu Vachon is not an incumbent director and will be proposed for election as a director for the first time.

It is intended that each of the directors will hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act (the “CBCA”). In order to be effective, this resolution requires the approval of not less than 50% of the votes cast by Shareholders represented at the Meeting in person or by proxy.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director Since	Common Shares Owned or Controlled(1)
Emiliano Joel Grodzki(3) Buenos Aires, Argentina	Interim Chief Executive Officer, Chief Strategy Office, Founder and Director of the Corporation; Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – Present); Founder and Commercial Director of My Urban Foods (Aug 2012 – Aug 2015).	October 11, 2018	11,820,772
Nicolas Bonta Buenos Aires, Argentina	Chairman of the Board and Founder of the Corporation; Founder and Chief Executive Officer of Own Hotels (2006 – Present).	October 11, 2018	11,210,706
Brian Howlett(2) Ontario, Canada	President and Chief Executive Officer of Hemlo Explorers Inc., Copper Reef Mining Corp, and CR Capital Corp. Director of Nighthawk Gold Corp. and Dundee Sustainable Technologies Inc.	April 17, 2020	nil
Pierre Seccareccia(2),(3) Québec, Canada	Full-time independent director for several public companies. Director of Groupe Ivanhoé Cambridge Inc., a real estate subsidiary of la Caisse de dépôt et placement du Québec.	June 12, 2019	nil
L. Geoffrey Morphy(1),(2),(3) Ontario, Canada	Independent consultant and director. Co-CEO of Dundee Sarea Fund (2018 – Present). Vice-President Corporate Development of Dundee Corporation (April 2016 – October 2019); Managing Director, Corporate Financing, Transactions & Valuations and Vice-President of Farber Financial Group (2008 – 2016).	May 19, 2020	nil
Mathieu Vachon Québec, Canada	Executive Vice President Technology & Operations of the Corporation (November 2017 – Present); Chief Technology Officer (January 2015 – October 2017).	N/A	8,484,403

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants. Mr. Seccareccia hold 75,000 options to purchase Common Shares.
(2)	Member of the Audit Committee.
(3)	Member of the Governance, Nomination and Compensation Committee.

Emiliano Joel Grodzki

Emiliano Joel Grodzki serves as the interim Chief Executive Officer, Chief Strategy Officer and is a Director of the Corporation. Mr. Grodzki is an Argentinian entrepreneur, businessman and a founder of the Corporation. He has been a business builder and innovator since his early teens, founding, incubating, and exiting interdisciplinary ventures in the design, food, and construction industries. In 2016, he discovered the world of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has a construction degree from ORT in Buenos Aires.

Nicolas Bonta

Nicolas Bonta serves as the Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a founder of the Corporation. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in hospitality from Glion Institute of Higher Education in Switzerland.

Brian Howlett

Brian Howlett serves as a Director of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc., Copper Reef Mining Corporation, and CR Capital Corp. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. in finance from Concordia University and received his CMA designation in 1989.

Pierre Seccareccia

Pierre Seccareccia serves as a Director of the Corporation. He has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as the Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities. He is a Fellow CPA, CPA, and a lifetime member of th Ordre des comptables professionnels agréés du Québec. He is also a member of the Institute of Corporate Directors (Canada). He graduated from the École des hautes études commerciales de Montréal with a degree in Accounting.

L. Geoffrey Morphy

L. Geoffrey Morphy is Co-CEO of Dundee Sarea Fund, a Canadian-based turn-around fund with an investment in Italy. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy has been a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Dundee Sarea Fund. Mr. Morphy has more than thirty years in cross-border and international commercial and corporate structuring and finance experience. He has occupied positions as Managing Director and Vice-President of a financial advisory firm and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University and in 2012 earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute and in 2019 was granted the designation of ICD.D from the Institute of Canadian Directors.

Mathieu Vachon

Mathieu Vachon serves as the Executive Vice President, Technology & Operations of the Corporation. Mr. Vachon has been employed as the Director of Software Engineering of Bitfarms Canada since 2017 at an annual salary of $170,000 and is one of the founders of Backbone, along with Messrs. Bonta and Grodzki. Mr. Vachon has over twenty years of experience in software technology. Prior to founding Backbone, Mr. Vachon was the Chief Technology Officer of Hashrate Bizcorp Inc. a software and cloud technology company.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date of this Circular, or within the ten (10) years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

	(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

	(ii)	an order similar to a cease trade order, or

	(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than thirty (30) consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the ten (10) years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3.       Appointment of Auditors

Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global (“E&Y”) are the independent registered certified auditors of the Corporation. E&Y was first appointed as auditor of the Corporation on April 12, 2018. Management of the Corporation intends to nominate E&Y for re-appointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re- appoint E&Y to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of E&Y, the persons named in the accompanying proxy intend to vote FOR the re-appointment of E&Y as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4.       Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation;

(c)	in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Oversight and description of Director and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the Common Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with Shareholder interests – the Corporation aligns the goals of executives with maximizing long-term Shareholder value;

●	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs will be developed based on the above-mentioned compensation philosophy and will be as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with Shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance Shareholder value if achieved.

Aggregate compensation for each NEO is designed to be competitive. The governance, nomination and compensation committee of the Board (the “Governance, Nomination and Compensation Committee”) will review from time to time the compensation practices of similarly situated companies when considering the Corporation’s executive compensation practices. The Governance, Nomination and Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Governance, Nomination and Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Governance, Nomination and Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “Corporate Governance – Directorships”.

Compensation Governance

The Governance, Nomination and Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Governance, Nomination and Compensation Committee will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

From time to time the Governance, Nomination and Compensation Committee will make, and the Board reviews and may approve, recommendations regarding compensation to executive officers and directors. A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The two basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	option-based compensation.

Base salaries are paid in cash, and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and, (ii) market performance of the Common Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Governance, Nomination and Compensation Committee.

Base Salary

The Governance, Nomination and Compensation Committee and the Board will approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group, which are accumulated from a number of external sources including independent consultants. The Corporation’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

Cash annual incentive awards are based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Governance, Nomination and Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers will be at the discretion of the Governance, Nomination and Compensation Committee. Each NEO may receive partial or full payment of the target annual incentive amount set by the Governance, Nomination and Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such NEO’s overall performance by the Governance, Nomination and Compensation Committee and the Board.

In order to develop a recommendation to the Board regarding annual incentive payments, the Governance, Nomination and Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis. If the Governance, Nomination and Compensation Committee cannot unanimously agree on a recommendation in respect of an NEO’s annual incentive payment, the matter is referred to the full Board for decision.

The Board relies heavily on the recommendations of the Governance, Nomination and Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Governance, Nomination and Compensation Committee that it deems appropriate.

Option-Based Compensation

Options may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. Options are awarded to directors and employees, including NEOs, at the Board’s discretion, on the recommendation of the Governance, Nomination and Compensation Committee. Decisions with respect to options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Governance, Nomination and Compensation Committee considers outstanding options granted under the incentive stock option plan and held by management in determining whether to make any new grants of options, and the quantum or terms of any options grant.

Stock Option Plan

The Corporation currently maintains an incentive stock option plan (the “SOP”) to grant options (“Options”) to purchase Common Shares of the Corporation. The SOP was last approved by Shareholders on September 16, 2019. The SOP provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares. The SOP provides for a fixed limit of 20% of the outstanding Common Shares as at June 20, 2019, being 11,414,975 Common Shares available for issuance under the SOP.

The purpose of the SOP is also to advance the interests of the Corporation through the motivation, attraction and retention of senior executives, directors, employees (including prospective employees) and consultants of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in ownership of common shares by senior executives’ directors, employees and consultants of the Corporation. The Board believes that share based awards provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

The Board may determine and impose terms upon which each stock option shall become vested in respect of Common Shares issuable pursuant to the stock options. Options granted to any one person may not exceed 5% of the Common Shares outstanding. Options granted to all technical consultants may not exceed 2% of the Corporation’s issued and outstanding Common Shares.

The other material terms of the SOP are as follows:

●	The exercise price of any Option shall not be less than the market value of the Common Shares as of the date of the grant, less the allowable discount by the TSX Venture Exchange.

●	The expiry date of any Option shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the fifth anniversary of the date of the grant.

●	Options expire no more than one year after the date the optionee ceases to be an employee, director or officer of the Corporation. Options may be exercised by the optionee’s legal representative during said year.

●	The SOP provides that the Board has the discretion to deem that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.

●	Options may not be assigned or transferred.

Outstanding Options to purchase a total of 8,345,000 Common Shares have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the SOP is 3,069,975. The full text of the SOP is attached hereto as Appendix “A”.

EXECUTIVE COMPENSATION

Director and NEO Compensation, Excluding Compensation Securities

The following table provides a summary of the compensation earned by the NEOs and directors for services rendered in all capacities during the fiscal year ended December 31, 2019. Some of such directors and officers received compensation from Backbone Hosting Solutions Inc. (“Backbone”) and Bitfarms Ltd., a company incorporated under the laws of the State of Israel (“Bitfarms Israel”), subsidiaries of the Corporation, for acting in such capacities for the financial years ended December 31, 2019, 2018 and 2017.

Table of compensation excluding compensation securities
Name and Principal Position	Fiscal period	Salary, consulting fee, retainer or commission ($)(6)	Bonus ($)	Committee or meeting fees ($)(5)	Value of perquisites ($)	All other compensation ($)	Total compensation ($)
Wes Fulford(1),(14) Former CEO	2019	US$220,000	nil	nil	US$9,000	nil	US$229,000
	2018	US$180,219	nil	nil	US$7,355	nil	US$187,574
	2017	nil	nil	nil	nil	nil	nil
John Rim(2) CFO	2019	US$175,000	nil	nil	nil	nil	US$175,000
	2018	US$97,329	nil	nil	nil	nil	US$97,329
	2017	nil	nil	nil	nil	nil	nil
Emiliano Joel Grodzki(3) Interim CEO, Director and Chief Strategy Officer	2019	US$170,000	nil	nil	US$4,800	nil	US$174,800
	2018	US$200,000	nil	nil	US$4,800	nil	US$204,800
	2017	US$30,137(4)	nil	nil	US$733(5)	nil	US$30,870
Nicolas Bonta(7) Chairman and Consultant	2019	US$170,000	nil	nil	US$4,800	nil	US$174,800
	2018	US$200,000	nil	nil	US$4,800	nil	US$204,800
	2017	US$30,137(4)	nil	nil	US$733(5)	nil	US$30,870

Table of compensation excluding compensation securities
Name and Principal Position	Fiscal period	Salary, consulting fee, retainer or commission ($)(6)	Bonus ($)	Committee or meeting fees ($)(5)	Value of perquisites ($)	All other compensation ($)	Total compensation ($)
Pierre-Luc Quimper(8) Former Director and President	2019	US$128,548	nil	nil	US$4,800	nil	US$133,348
	2018	US$200,000	nil	nil	US$4,800	nil	US$204,800
	2017	US$30,137(4)	nil	nil	US$733(5)	nil	US$30,870
Sophie Galper- Komet(9),(12) Independent Director	2019	22,500	nil	nil	nil	nil	22,500
	2018	nil	nil	nil	nil	nil	nil
	2017	nil	nil	nil	nil	nil	nil
Pierre Seccareccia(10) Independent Director	2019	20,000	nil	nil	nil	nil	20,000
	2018	nil	nil	nil	nil	nil	nil
	2017	nil	nil	nil	nil	nil	nil
Wendi Locke(11),(12) Independent Director	2019	20,000	nil	nil	nil	nil	20,000
	2018	nil	nil	nil	nil	nil	nil
	2017	nil	nil	nil	nil	nil	nil

Notes:

(1)	Wes Fulford became CEO of the Corporation on October 11, 2018. Pursuant to his employment agreement, Mr. Fulford earned an annual base salary of US$220,000 and was entitled to a monthly car allowance of US$750. On March 11, 2020, Wes Fulford resigned as CEO and as a Director of the Corporation, Backbone and Bitfarms Israel. In connection with his resignation, the Corporation agreed to issue to Mr. Fulford 500,000 Common Shares in consideration for past services.
(2)	John Rim became CFO of Backbone on May 22, 2018, CFO of Bitfarms Israel on August 1, 2018 and CFO of the Corporation on October 11, 2018. Pursuant to his employment agreement, Mr. Rim earns an annual base salary of US$175,000. Mr. Rim is not a party to an employment or consulting agreement with Bitfarms Israel. On August 28, 2019, Mr. Rim resigned as the secretary of the Corporation.
(3)	Emiliano Joel Grodzki became a Director of Backbone on June 13, 2017 and on April 12, 2018 became a Director of Bitfarms Israel and Chief Strategy Officer of Backbone. On October 11, 2018, he became a Director and Chief Strategy Officer of the Corporation. On March 13, 2020, Mr. Grodzki was appointed as the interim CEO of the Corporation.
(4)	Amount earned between November 6, 2017 and December 31, 2017, the equivalent annualized salary of which is US$200,000.
(5)	Monthly car allowance of US$400.
(6)	Independent directors received an annual cash stipend of $30,000, with an additional $10,000 for serving as a chair of a board committee and an extra $5,000 for serving as a non-chair member of a board committee during 2019.
(7)	Nicolas Bonta became Chairman of the Corporation on October 11, 2018.
(8)	Pierre-Luc Quimper became a Director of Bitfarms Israel on April 12, 2018, President and a Director of Backbone on June 13, 2018 and President and Director of the Corporation on October 11, 2018. On October 3, 2019, Mr. Quimper resigned as a Director and Officer of the Corporation.
(9)	Sophia Galper-Komet became a Director of Director of the Corporation on February 1, 2019 and resigned on May 15, 2020.
(10)	Pierre Seccareccia became a Director of the Corporation on June 12, 2019.
(11)	Wendi Locke became a Director of the Corporation on June 13, 2018 and resigned on May 15, 2020.
(12)	Not standing for re-election to the board of Directors.

Compensation Securities Table

The following table discloses the particulars of the option-based awards outstanding to NEOs and directors of the Corporation as at the date of this Circular, including awards granted before the most recently completed financial year.

Name and Position	Number of securities underlying unexercised options and percentage of class(1)		Date of issue or grant		Option Exercise Price ($)		Closing price of underlying security on date of grant ($)	Closing price of underlying security at year end ($)	Option Expiration Date
Wes Fulford Former CEO	500,000 (6.1	%)(1)	June 20, 2019	(1)	US$	0.69	$0.99	$0.50	June 9, 2020
	1,500,000 (18.2%)		June 20, 2019			$0.99	$0.99	$0.50	July 31, 2022	(2)
	1,353,744 (16.4%)		June 20, 2019			$1.19	$0.99	$0.50	July 31, 2022	(2)
	146,256 (1.8%)		August 12, 2019			$1.25	$0.99	$0.50	July 31, 2022	(2)
John Rim CFO	1,250,000 (15.2%)		June 20, 2019			$0.99	$0.99	$0.50	June 20, 2024
	1,128,120 (13.7%)		June 20, 2019			$1.19	$0.99	$0.50	June 20, 2024
	121,880 (1.5%)		August 12, 2019			$1.25	$0.99	$0.50	August 12, 2024
	100,000 (100	%)(2)	June 20, 2019	(3)		N/A	$0.99	$0.50	N/A
Sophie Galper-Komet Independent Director	18,750 (0.2%)		June 20, 2019			$0.99	$0.99	$0.50	August 15, 2020
Pierre Seccareccia Independent Director	75,000 (0.9%)		June 20, 2019			$0.99	$0.99	$0.50	June 20, 2024
Wendi Locke Independent Director	18,750 (0.2%)		June 20, 2019			$0.99	$0.99	$0.50	August 15, 2020

Notes:

(1)	Issued to Mr. Fulford on March 7, 2018 in accordance with the terms of his original employment agreement with Backbone, the terms of which were amended on June 20, 2019.
(2)	On March 11, 2020, Wes Fulford resigned as CEO and as a Director of the Corporation, Backbone and Bitfarms Israel. In connection with his resignation, the Corporation agreed to maintain Mr. Fulford as a consultant until July 31, 2021. All vested Options expire 1 year after the termination of the consulting agreement.
(3)	100,000 stock rights were issued to Mr. Rim on May 22, 2018 in accordance with the terms of his original employment agreement with Backbone, the terms of which were amended on June 20, 2019.
(4)	Directors resigned May 15, 2020. All unvested Options were forfeited and vested Options expire 3 months from the resignation date.

Exercise of Stock Options by NEOs and Directors

The following table sets forth information concerning the exercise of options by NEOs and directors during the fiscal year ended December 31, 2019.

Name and Position	Number of underlying securities exercised (#)	Exercise Price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Wes Fulford Former CEO	nil	N/A	N/A	N/A	N/A	N/A
John Rim CFO	nil	N/A	N/A	N/A	N/A	N/A
Sophie Galper-Komet(1) Former Independent Director	nil	N/A	N/A	N/A	N/A	N/A
Pierre Seccareccia Independent Director	nil	N/A	N/A	N/A	N/A	N/A
Wendi Locke(1) Former Independent Director	nil	N/A	N/A	N/A	N/A	N/A

Note:

(1)	Resigned from the Board effective May 15, 2020.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2019:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	8,345,000	$1.04(2)	3,069,975
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	8,345,000	$1.04(2)	3,069,975

Notes:

(1)	The Corporation’s SOP is a fixed stock option plan, last approved by the Shareholders at a meeting on September 16, 2019, pursuant to which a fixed maximum of 11,414,975 Common Shares may be reserved for issuance.
(2)	500,000 Options held by Mr. Fulford have an exercise price of approximately US$0.6868; as reported in the audited financial statement of the Corporation for the year ended December 31, 2019, this is equivalent to approximately $0.87 in Canadian dollars.

Employment, Consulting, and Management Agreements

Wes Fulford

On March 11, 2020, in connection with the resignation of Mr. Fulford, the Corporation entered into a consulting agreement with Wes Fulford, pursuant to which Mr. Fulford is retained as a consultant, The Corporation shall pay to Mr. Fulford a monthly consulting fee and Mr. Fulford shall retain his granted and vested Options.

John Rim

On May 22, 2018 and as amended on February 19, 2020, March 15, 2019 and June 10, 2019, Backbone entered into an employment agreement with John Rim, pursuant to which Mr. Rim is employed as CFO of Backbone and the Corporation, in consideration of an annual base salary of US$175,000 on a full-time basis. Backbone may terminate the employment without cause upon three months’ notice for each partial year or completed year of employment, or pay in lieu of such notice up to a maximum notice period of twenty-four months. This same amount will be payable upon the termination of the employment agreement within twelve months of a Change of Control. Mr. Rim has entered into a non-competition and non-disclosure agreement with Backbone.

Emiliano Joel Grodzki

On April 12, 2018 and as amended on March 15, 2019, May 24, 2018 and June 10, 2019, Backbone entered into a consulting services agreement with Emiliano Grodzki, pursuant to which Mr. Grodzki is retained as Chief Strategy Officer of Backbone and of the Corporation, in consideration of annual consulting fee of US$170,000. Mr. Grodzki’s duties and responsibilities include the overall vision and mission of Backbone and participation as a member of the executive management team. He will focus on effective growth, oversee implementation of the strategic plan in close coordination with Backbone’s board of directors, build new partnerships to grow and sustain the organization and, manage special pilot projects. Mr. Grodzki shall devote 75% of his time to this position. Backbone may terminate Mr. Grodzki’s consulting services agreement without cause, in which case Mr. Grodzki will be owed an amount equivalent to 12-months of consulting fees following his termination. This same amount will be payable upon the termination of the consulting services agreement within twelve months of a Change of Control. Mr. Grodzki has entered into a non-competition and non-disclosure agreement with Backbone.

Nicolas Bonta

On April 12, 2018 and as amended on May 24, 2018 and June 10, 2019, Backbone entered into a consulting services agreement with Nicolas Bonta, pursuant to which Mr. Bonta is retained as a consultant, in consideration of annual consulting fee of US$170,000. Mr. Bonta’s duties and responsibilities include: acting as Chairman of the Board of Backbone and of the Corporation, undertaking investor relations initiatives and programs to broaden investor awareness and, developing recommendations to refine Backbone’s corporate development strategy. It is expected that Mr. Bonta shall devote 75% of his time to this position. Backbone may terminate Mr. Bonta’s consulting services agreement without cause, in which case Mr. Bonta will be owed an amount equivalent to 12-months of consulting fees following his termination. This same amount will be payable upon the termination of the consulting services agreement within twelve months of a Change of Control. Mr. Bonta has entered into a non-competition and non-disclosure agreement with Backbone.

Ryan Hornby

On April 15, 2019 and as amended on June 10, 2019, Backbone entered into an employment agreement with Ryan Hornby, pursuant to which Mr. Hornby is employed as General Counsel and Executive Vice President of Backbone and the Corporation, in consideration of an annual base salary of $200,000 on a full-time basis. Backbone may terminate the employment without cause upon two months’ notice for each partial year or completed year of employment, or pay in lieu of such notice up to a maximum notice period of twenty-four months. In the event of the termination of Mr. Hornby’s employment by him within twelve months of a Change of Control, he shall be entitled two months’ notice for each partial year or completed year of employment, or pay in lieu of such notice up to a maximum notice period of twenty-four months, subject to a minimum notice period of twelve month. Mr. Hornby has entered into a non-competition and non-disclosure agreement with Backbone.

Mathieu Vachon

On April 12, 2018 and as amended on May 24, 2018, March 15, 2019 and on June 10, 2019, Backbone entered into an employment agreement with Mathieu Vachon, pursuant to which Mr. Vachon was employed as Director of Software Engineering of Backbone, in consideration of an annual base salary of US$170,000 on a full-time basis. On October 18, 2019, Mr. Vachon became Executive Vice President, Technology and Operations of Backbone and the Corporation, and his relationship with Backbone continues to be governed by the employment agreement. Backbone may terminate the employment without cause at any time, provided that Backbone pay any amount of base salary which is payable for the remainder of the agreement plus an additional amount, if any, for minimum notice of termination or pay in lieu of such notice and severance, as required under Canadian employment standard laws. This same amount will be payable upon the termination of the employment agreement within twelve months of a Change of Control. Mr. Vachon has entered into a non-competition and non-disclosure agreement with Backbone.

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise to any person who now acts as a NEO of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to the employment or consulting agreements with Mr. Rim, Grodzki, Mr. Bonta, Mr. Hornby and Mr. Vachon, each as described herein, the Corporation is not party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of any person.

Compensation Risk Considerations

The Governance, Nomination and Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Stock option awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the Common Shares and since awards are expected to be staggered and subject to long- term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

Pursuant to its Articles, the Corporation may have a minimum of one (1) and a maximum of ten (10) directors. At the date of the Circular, the Corporation has six directors.

The Corporation regularly reviews the competitiveness of non-employee director compensation levels against the competitive marketplace. While the results of that review have generally demonstrated that non-employee director compensation levels at the Corporation were competitive with the market, adjustments to annual fees have been made throughout the Corporation’s growth cycle in recent years to further strengthen the Corporation’s competitiveness while also reflecting the greater time and commitment required of the roles. In particular, an adjustment was made effective January 1, 2019 to the annual fees for non-employee directors. A summary of the changes in compensation provided to the Corporation’s non-employee directors is as follows:

Item	Effective January 1, 2019
Non-Employee Director Annual Cash Stipend	$30,000
Board Committee Chair Fee	$10,000
Board Committee Non-Chair Fee	$5,000

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or proposed directors or officers of the Corporation, nor any affiliate or associate of the current or proposed directors or officers of the Corporation, is or was indebted to the Corporation (or to another entity which is the subject of a guarantee support agreement, letter of credit, or other similar arrangement or undertaking provided by the Corporation) entered into in connection with a purchase of securities or otherwise per item 10.1 of National Instrument 51-102F5 – Information Circular, at any time since its incorporation.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

The current members of the Audit Committee are Pierre Seccareccia, Brian Howlett, and Geoffrey Morphy. No member of the Audit Committee is an executive officer, employee, or control person of the Corporation or any of its affiliates and all are considered “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Appendix “B”. A copy of the Audit Committee Charter is also available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Pierre Seccareccia	Accounting degree from École des hautes études commerciales de Montréal (1969). Fellow of the Ordre des comptables professionnels agréés du Québec (1970).	Mr. Seccareccia has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities.

Brian Howlett(1)	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).	Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc., Copper Reef Mining Corporation, and CR Capital Corp. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer.

Geoffrey Morphy	B.Comm from the Dalhousie University (1984). Certified Exit Planning Adviser. ICD.D from the Institute of Canadian Directors (2019).	L. Geoffrey Morphy is Co-CEO of Dundee Sarea Fund, a Canadian-based turn- around fund with an investment in Italy. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy has been a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Dundee Sarea Fund. Mr. Morphy has more than thirty years in cross-border and international commercial and corporate structuring and finance experience. He has occupied positions as Managing Director and Vice-President of a financial advisory firm and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University and in 2012 earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute and in 2019 was granted the designation of ICD.D from the Institute of Canadian Directors.

Notes:

(1)	Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2019 and December 31, 2018.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit Fees(1)	$240,000	$472,000
Audit Related Fees(2)	$250,000	$16,000
Tax Fees(3)	$15,000	$39,000
All Other Fees(4)	$80,000	nil
Total	$585,000	$527,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)

Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.
(4)	Aggregate fees billed for services other than those mentioned above consist primarily of services related to the Corporation’s filing of its final prospectus dated June 12, 2019.

Exemption

Since the Corporation is a “venture issuer” pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S., or a market outside of Canada and the U.S.), it is relying on the exemption in section 6.1 of NI 52-110, exempting the Corporation from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58- 101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of five (5) members, three (3) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Pierre Seccareccia, Brian Howlett, and Geoffrey Morphy are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Emiliano Joel Grodzki is not considered an independent director because he is also an officer of the Corporation. Nicolas Bonta is not considered an independent director because of his relationship as a consultant to the Corporation who receives a salary in excess of $150,000. If elected, Mathieu Vachon will not be considered independent because he is an officer of the Corporation.

The Board functions independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

A copy of the mandate of the Board is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Directorships

Certain of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)	Trading Market
Emiliano Joel Grodzki	N/A	N/A
Nicolas Bonta	N/A	N/A
Brian Howlett	Hemlo Explorers Inc.	TSXV: HMLO
	Dundee Sustainable Technologies Inc.	CSE: DST
	Nighthawk Gold Corp	TSX: NHK
	Copper Reef Mining Corp.	CSE: CZC
	CR Capital Corp.	TSXV: CIT
Pierre Seccareccia	N/A	N/A
L. Geoffrey Morphy	N/A	N/A

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education will also consist of correspondence with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

A copy of the Corporation’s code of business conduct and ethics is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Board Committees

The Board has two standing committees: the Audit Committee and the Governance, Nomination and Compensation Committee. The members of these committees are in this Circular under the heading “Audit Committee” above, and under the heading “Governance, Nomination and Compensation Committee” below. The Board has adopted the Audit Committee Charter, which is attached as Appendix “B” to this Circular. A copy of the charter for the Governance, Nomination and Compensation Committee is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Governance, Nomination and Compensation Committee

Responsibility for identifying new candidates to join the Board belongs to the Board as a whole. The Board encourages all directors to participate in the process of identifying and recruiting new candidates. The Governance, Nomination and Compensation Committee has the responsibility of making recommendations to the Board with respect to the new nominees and for assessing directors on an on-going basis. While there are no specific criteria for Board membership, the Corporation will seek to attract and retain directors with business knowledge and a particular expertise in cryptocurrencies and technology or other areas of specialized knowledge (such as finance) which will assist in guiding the officers of the Corporation. The members of the Governance, Nomination and Compensation Committee are currently L. Geoffrey Morphy (Chair), Emiliano Grodzki and Pierre Seccareccia. L. Geoffrey Morphy and Pierre Seccareccia are independent directors within the meaning of NI 58-101.

The Governance, Nomination and Compensation Committee is responsible for assisting the Corporation in determining compensation of senior management of the Corporation as well as reviewing the adequacy and form of the directors’ compensation. The Compensation Committee is expected to annually review the goals and objectives of the Corporation’s CEO for the upcoming year and to perform an appraisal of the Corporation’s CFO’s performance for the past year. The Governance, Nomination and Compensation Committee will also administer and make recommendations regarding the operation of the Corporation’s incentive plans.

The Governance, Nomination and Compensation Committee reviews, on an annual basis, the adequacy and form of compensation of directors and officers and will ensure that the levels of compensation of the Board reflect the responsibilities, time commitment and risks involved in being an effective director.

Audit Committee

The Corporation has established an Audit Committee comprised of directors who are not executive officers, employees, or control persons of the Corporation or any of its affiliates, and who are considered to be financially literate in accordance with applicable securities laws. The Audit Committee Charter is attached as Appendix “B” to this Circular. See “Audit Committee”. A copy of the Audit Committee Charter is also available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR profile at www.sedar.com.

Other Board Committees

The Board has no committees other than the Audit Committee and the Governance, Nomination and Compensation Committee. The Board may establish additional committees depending on the needs of the Corporation.

Assessments

The Board will consider the Board and committee performance from time to time, as required.

Diversity

The Corporation has neither adopted term limits for the directors on its Board nor adopted any particular mechanisms of board renewal due to the fact that the Corporation is in its early developmental and growth stage. Consequently, the Corporation views the imposition of term limits or other board renewal mechanisms as disruptive to the development and success of the Corporation.

To date, the Corporation has not adopted a formal written diversity policy and has not established targets with respect to the appointment of individuals to the Board or senior management who are women, Indigenous peoples (First Nations, Inuit and Metis), persons with disabilities, members of visible minorities or otherwise self-represent as being within designated groups (as that term is defined in the Employment Equity Act (Canada) (collectively, “Designated Groups”). The Corporation and its Governance, Nomination and Compensation Committee recognize the benefits of diversity within its Board, at the executive level, and at all levels of the organization, but does not believe that a formal policy would enhance the representation of Designated Groups on the board beyond the recruitment and selection process at its present stage in its business cycle. Diversity is one of several factors that the Corporation and its Governance, Nomination and Compensation Committee consider during the recruitment and selection process.

As of the date of this Circular, the Corporation has a total of five (5) directors and four (4) members of senior management. No directors are members of a Designated Group (0%) and no members of senior management are a member of a Designated Group (0%).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, since the Corporation’s incorporation, no director, executive officer, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any shareholder, upon written request to the Chief Financial Officer of the Corporation at 1376 Bayview Ave, Unit 1, Toronto, Ontario M4G 3A1, telephone: (416) 804-8535, facsimile: (647) 259-1785, a copy of:

(a)	the audited financial statements of the Corporation for its most recently completed financial period, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial period; and

(b)	this Circular.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 20th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors

APPENDIX “A”

AUDIT COMMITTEE CHARTER

BITFARMS LTD.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms Canada” or the “Company”).

1.0	Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Company’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Company’s internal audit function;

(e)	ensure the Company’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0	Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Company. A majority of the members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Company a Chair among their number. The Chair shall not be a former Officer of the Company. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

4.0	Duties and Responsibilities

4.1	Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Company’s hiring of partners, employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(b)	Review and discuss with Management the Company’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(d)	Review and discuss with Management the Company’s quarterly financial statements prior to the publication of earnings.

(e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

(f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

(g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	Discuss with Management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company’s internal controls.

(m)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

4.3	Oversight of Risk Management

(a)	Review and approve periodically Management’s risk philosophy and risk management policies.

(b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Company’s risk management practices together with Management’s responses.

(e)	Discuss with Management at least annually the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

4.4	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Meet with the Company’s regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.0	Funding for the Independent Auditor and Retention of Other Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms Canada’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

6.0	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Company shall inform employees on the Company’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Company.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

7.0	Procedures for Approval of Non-Audit Services

1.	The Company’s external auditors shall be prohibited from performing for the Company the following categories of non-audit services:

(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Company wishes to retain the services of the Company’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

8.0	Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

9.0	Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms Canada that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

10.0	Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	February 11, 2020
Approved by:	Board of Directors